Exhibit 12

Computation of the Ratio of Earnings to Fixed Charges (Unaudited)

Six

Three

	Months	Months
	Ended	Ended
(In millions, except ratios)	12/31/04	12/31/04

Earnings from continuing operations
before income taxes	$361	$194
Additions:
Amortization of capitalized interest	1	1
Dividends from investees	4	1

Deductions:
Undistributed income of equity investees	(7)	(4)

Subtotal	359	192

Interest expense	25	17
Portion of rental expense attributable to interest	2	1

Total fixed charges	27	18

Total earnings	$386	$210

Ratio of earnings to fixed charges	14	12